April 17, 2007
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 6010
Washington, DC 20549

RE:	LCA-Vision Inc.
Form 10-K for Fiscal Year Ended December 31, 2006
File No. 0-27610
Dear Mr. Rosenberg:
Set forth below is the response from LCA-Vision Inc. to the comment of the staff of the United States Securities and Exchange Commission, dated March 9, 2007, concerning LCAV’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006. For ease of reference, we have reproduced your comment in bold face type, with our response following in regular type.
You recognize revenue as services are performed. It does not appear that you defer any revenues. We understand that you have several different prices for procedures which may or may not include post-op exams, free enhancements for one year and free enhancements for life. Please provide us your analysis of why no revenue is required to be deferred because of the obligation to provide these services subsequent to the initial procedure. Please provide your analysis of supporting literature, including your consideration of, but not limited to, FASB Technical Bulletin 90-1 and EITF 00-21.
We schedule post-surgical follow-up with patients who have received a laser eye correction procedure to monitor results and provide enhancements to those patients who do not receive the desired correction in the initial procedure. Our base-price laser vision correction service includes the right to post-operative visits which generally occur after one day, one week, one month and three months. These visits take only a few minutes. We accrue for the estimated cost of performing the post-operative visits based on the estimated cost of the visit and the number of visits expected to occur.
In addition, in most cases our base price also includes a one-year acuity program which will cover the cost of post-surgical enhancements should the patient not achieve the desired visual correction during the initial procedure. We accrue the estimated cost of performing the one year acuity enhancements based upon the estimated cost of the procedure and the number of procedures expected to occur.
We believe that post-operative visits and the one-year acuity program are analogous to warranty obligations that are incurred in connection with the sale of a service (i.e., an obligation that is incurred in connection with the initial surgical procedure that may require further performance by LCAV after the service has been performed). This accounting is consistent with the requirements of FTB 90-1 paragraph 8. Obligations related to warranty obligations are governed by the provisions of FASB Statement No. 5 (FAS 5), “Accounting for Contingencies.” Pursuant to FAS 5, LCAV accrues the costs associated with performing these services based on our best estimate of the number and associated cost of procedures to be performed. The post-operative visits and one-year acuity program would have no stand-alone value under EITF 00-21. Rather, they serve to ensure the safety and satisfaction of the patient with respect to the surgical procedure initially performed.
The majority of our patients purchase the lifetime acuity plan. Consistent with FTB 90-1, LCAV accounts for the lifetime acuity plan as a separately priced extended warranty. Accordingly, the revenue associated with the purchase of the lifetime acuity plan is deferred and recognized over the contract period in proportion to the costs expected to be incurred in performing services under the contract. Since 2000, we have calculated the deferred amount based upon the list price of the lifetime acuity plan and the number of enhancement procedures expected to be performed. This method was reviewed and approved by both our current independent auditor Ernst & Young as well as the prior auditor PricewaterhouseCoopers.
Following receipt of the staff’s comment, we have consulted further with our independent auditor, Ernst & Young, and, upon further review and analysis of FTB 90-1 and other relevant literature, including EITF 00-21, the Company has determined that it should defer all of the stated contract revenue generated from the sale of separately priced extended warranties. This change in method for estimating the amount of revenues to defer will result in a significant increase in the amount of deferred revenues and will require a restatement of our previously filed financial statements. In this restatement, we will amortize the deferred revenues into income over a period of seven years which both we and Ernst & Young believe is supported by our historical data as a permitted alternative to the straight line method.
In the future, we intend to eliminate or reduce the sale of separately priced extended warranties.
We acknowledge that we are responsible for the adequacy of the disclosure in the filings; that the staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and that LCAV may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the Untied States.
As you can appreciate, we would like to complete the restatement of our financial statements as expeditiously as possible and, to further that effort, we request the opportunity to discuss this letter with you as soon as is convenient to discuss any issues relating to this restatement.
Very truly yours,
Alan H. Buckey
Executive Vice President, Finance
Chief Financial Officer
AHB/br